

January 28, 2021

Jeffrey Chugg
Vice President, Legal
TaskUs, Inc.
1650 Independence Drive, Suite 100
New Braunfels, TX 78132

> **Re: TaskUs, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted January 15, 2021**
> **CIK No. 0001829864**

Dear Mr. Chugg:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Share-based Compensation, page 101

1. Please expand the disclosure on page 103 to further explain why you believe the December 10, 2019 valuation continued to represent your best estimate of fair value at the time of the March 9, 2020 and June 3, 2020 grants. Please supplementally provide us an analysis of the fair value of common shares and options using the same probability weighted expected return method, including comparable market data, comparable guideline transaction multiples and publicly traded comparable and historical IPO multiples as of March 9, 2020 and June 3, 2020 which support your determination that the

December 10, 2019 valuation was still the best estimate.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551- 3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Edgar J. Lewandowski, Esq.